Mail Stop 4561

December 21, 2007

Thomas H. Williams
Interim Chief Executive Officer, Chief Financial Officer
  and Secretary
Procera Networks, Inc.
100 Cooper Court
Los Gatos, CA 95032

> **Re: Procera Networks, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed: December 18, 2007**
> **File No. 001-33691**

Dear Mr. Williams:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comment below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Rule 14a-6(a) under the Securities Exchange Act of 1934 requires you to file with the Commission your preliminary form of proxy, as well as your preliminary proxy statement. You do not appear to have done so. Please file your preliminary form of proxy for our review in your next amendment. We direct you to Rule 14a-4, which sets forth the requirements for the form of proxy and provides that you file the form of proxy within your electronic submission.

*   *   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Matthew Crispino at (202) 551-3456 or David Orlic, Special Counsel, at (202) 551-3503 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal